Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2011 fourth quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2011 fourth quarter results conference call can be accessed via webcast on February 9, 2012 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#) until midnight on March 9, 2012.

BROOKFIELD INFRASTRUCTURE ANNOUNCES
 YEAR-END 2011 RESULTS

Distribution increased by 7%

February 9, 2012 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2011.

	Three months ended Dec 31		Year ended Dec 31
US$ millions (except per unit amounts)	2011	2010	2011	2010
FFO1	$95	$46	$392	$197
– per unit2	$0.54	$0.39	$2.41	$1.79
Net income	$54	$407	$187	$458
– per unit2	$0.30	$3.41	$1.15	$4.17

Brookfield Infrastructure posted strong results for the year ended December 31, 2011, with funds from operations (“FFO”)1 totalling $392 million ($2.41 per unit) compared to FFO of $197 million ($1.79 per unit) in 2010.  The 35% increase in FFO per unit was largely attributable to accretion from the merger with Prime Infrastructure during the fourth quarter of 2010. Results also reflect a significant increase in FFO from Brookfield Infrastructure’s utilities and timber segments, partially offset by below average performance in its transport and energy segment.

“Brookfield Infrastructure units provided a total return to unitholders of 39%3 in 2011.  The strong performance in the unit price reflects the growth in our distributions and the significant investor interest in companies such as Brookfield Infrastructure with secure cash flows and growth generated from self-sustaining business models,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Group.  “Our performance in 2011 also demonstrates our diversification, which has enabled our business to produce stable cash flow throughout very challenging economic conditions.”

Pollock added, “We expect to increase our funds from operations in the future through both organic growth and acquisitions, while maintaining a conservative, investment grade balance sheet.”

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO of $275 million in 2011, versus $144 million in 2010.  In addition to the favourable impact of the Prime merger, growth in this segment was driven by its UK regulated distribution business.  The transport and energy segment generated FFO of $167 million, compared to $91 million in 2010.  This segment’s performance was negatively impacted by adverse operating conditions in both its North American gas transmission business and Australian railroad.

Brookfield Infrastructure’s timber operations reported FFO of $33 million in 2011, compared to $11 million last year.  Realized prices increased by 14% versus last year, reflecting strong demand from Asian markets.  In response to this price environment, Brookfield Infrastructure increased its harvest by 28% over last year. For the year, the timber segment’s EBITDA margin was 39%.

The following table presents net income and FFO by segment:

	Three months ended Dec 31		Year ended Dec 31
US$ millions, unaudited	2011	2010	2011	2010
Net income (loss) by segment
Utilities	$56	$7	$163	$45
Transport and energy	(4)	29	47	75
Timber	46	17	91	24
Corporate and other	(44)	354	(114)	314
Net income	$54	$407	$187	$458

FFO by segment
Utilities	$71	$42	$275	$144
Transport and energy	44	19	167	91
Timber	5	2	33	11
Corporate and other	(25)	(17)	(83)	(49)
FFO	$95	$46	$392	$197

Increased Distributions

The Board of Directors has declared a quarterly distribution in the amount of US$0.375 per unit, payable on March 30, 2012 to unitholders of record as at the close of business on February 29, 2012. This distribution represents a 7% increase, and it is consistent with Brookfield Infrastructure’s policy of targeting a sustainable distribution in the range of 60-70% of FFO.  For 2011, Brookfield Infrastructure’s distribution implied a payout ratio4 of 55% of FFO.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Renewal of Normal Course Issuer Bid

The Toronto Stock Exchange accepted a notice filed by Brookfield Infrastructure of its intention to renew its normal course issuer bid. Brookfield Infrastructure believes that in the event that limited partnership units (“Units”) trade in a price range that does not fully reflect their value, the acquisition of Units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of Brookfield Infrastructure authorized Brookfield Infrastructure to repurchase up to $40 million of Units.  Under the rules of the Toronto Stock Exchange, Brookfield Infrastructure may purchase an aggregate of up to 13,003,085 Units, representing 10% of the public float of the Units on January 31, 2012. At the close of business on January 31, 2012, there were issued and outstanding 132,352,111 Units and a public float of 130,030,851 Units. Under the normal course issuer bid, Brookfield Infrastructure may purchase up to 24,339 Units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume of the Units on the Toronto Stock Exchange for the six months ended January 31, 2012. Repurchases are authorized to commence on February 13, 2012 and will terminate on February 12, 2013, or earlier should Brookfield Infrastructure complete its repurchases prior to such date.  All purchases will be made through the facilities of the Toronto Stock Exchange or the New York Stock Exchange, and all Units acquired under the normal course issuer bid will be cancelled. Brookfield Infrastructure did not acquire any Units in the past 12 months under its previous normal course issuer bid, which expired on December 9, 2011. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three and 12 months ended December 31, 2011 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *
Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business and funds from operations through growth opportunities within its operations and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield

Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects at some of the mining customers of our railroad business, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three and twelve months ended December 31, 2011 at www.brookfieldinfrastructure.com.

2
Average number of units outstanding on a fully diluted weighted average basis for the three and twelve months ended December 31, 2011 was approximately 177.3 million and 162.5 million, respectively (2010 -119.4 million and 109.9 million).

3	Based on trading prices on the New York Stock Exchange.
4	Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended Dec. 31		For the 12-month period ended Dec. 31
(US$ millions, except per unit information, unaudited)	2011	2010	2011	2010
Operating platforms – revenues less direct costs
Utilities	$106	$66	$418	$227
Transport and energy	82	46	323	169
Timber	11	7	60	36
Corporate and other	(18)	(12)	(61)	(42)
Total operating platforms – revenues less direct costs	181	107	740	390

Financing costs	(90)	(62)	(358)	(198)
Other income	4	1	10	5
Total funds from operations (FFO)	95	46	392	197

Depreciation and amortization	(49)	(40)	(203)	(132)
Fair value gains and adjustments	157	432	191	434
Deferred income taxes and other items	(149)	(31)	(193)	(41)
Net income attributable to partnership	$54	$407	$187	$458

Funds from operations (FFO) per unit	$0.54	$0.39	$2.41	$1.79
Net income per unit	$0.30	$3.41	$1.15	$4.17

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Supplemental Information which is available at www.brookfieldinfrastructure.com.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated and Combined Statements of Operations on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of December 31
(US$ millions, except per unit information, unaudited)	2011	2010

Assets
Operating Platforms
Utilities	$1,324	$1,227
Transport and energy	2,214	1,604
Timber	648	602
Cash and cash equivalents	79	11
Other assets	55	58
	$4,320	$3,502

Liabilities
Corporate borrowings	$—	$18
Non-recourse borrowings	114	113
	114	131
Capitalization
Partnership capital	4,206	3,371
	$4,320	$3,502

Net book value per unit	$22.72	$21.42

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated and Combined Balance Sheets contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Supplemental Information, available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Financial Position

	As of December 31
(US$ millions, unaudited)	2011	2010

Assets
Cash and cash equivalents	$153	$154
Accounts receivable	215	187
Deferred income taxes and other	110	50
Assets classified as held for sale	—	1,859
Total current assets	478	2,250

Property, plant and equipment	4,073	3,131
Intangible assets	2,924	2,903
Standing timber	2,890	2,578
Investments in associates	1,400	1,089
Goodwill	591	591
Investment properties	194	175
Deferred income taxes and other	719	635
Total assets	$13,269	$13,352

Liabilities and partnership capital
Accounts payable and other	$381	$294
Non-recourse borrowings	145	615
Liabilities classified as held for sale	—	1,859
Total current liabilities	526	2,768

Corporate borrowings	—	18
Non-recourse borrowings	4,740	3,960
Deferred income taxes and other	2,094	1,663
Preferred shares	20	20
Total liabilities	7,380	8,429

Partnership capital
Limited partners’ capital	3,539	2,881
General partners’ capital	19	19
Retained earnings	260	297
Other comprehensive income	388	174
Non-controlling interest	1,683	1,552
Total partnership capital	5,889	4,923
Total liabilities and partnership capital	$13,269	$13,352

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Operating Results
	For the three-month period ended Dec. 31		For the twelve-month period ended Dec. 31
(US$ millions, unaudited)	2011	2010	2011	2010

Revenues	$404	$216	$1,636	$634
Direct operating costs	(230)	(149)	(899)	(413)
General and administrative expenses	(18)	(12)	(61)	(35)
	156	55	676	186
Investment income	5	5	13	9
Interest expense	(85)	(46)	(335)	(144)
Earnings (losses) from investments in associates	38	(4)	76	52
Depreciation and amortization expense	(37)	(14)	(127)	(29)
Fair value gains and other items	—	424	—	424
Fair value adjustments	210	4	356	12
Other expenses	(66)	(19)	(61)	(24)
Income before income tax	221	405	598	486
Income tax (expense) recovery	(66)	25	(158)	15
Net income	$155	$430	$440	$501
Net income attributable to non-controlling interest	(101)	(23)	(253)	(43)
Net income attributable to partnership	$54	$407	$187	$458

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Cash Flows

	For the three-month period ended Dec. 31		For the twelve-month period ended Dec. 31
(US$ millions, unaudited)	2011	2010	2011	2010

Operating Activities
Net income	$155	$430	$440	$501
Adjusted for the following items:
Earnings from investments in associates, net of distributions	(30)	30	(45)	19
Fair value gains and other items	—	(424)	—	(424)
Depreciation and amortization expense	37	14	127	29
Fair value adjustments	(210)	(4)	(356)	(12)
Deferred tax expense (recovery) and other	119	(6)	193	3
Impact of foreign exchange on cash	7	1	11	—
Change in non-cash working capital, net	(40)	10	(18)	(38)
Cash from operating activities	38	51	352	78

Investing Activities
Investments in or partial sale of operating assets	(176)	117	(196)	142
Investments in long-lived assets	(164)	(24)	(507)	(37)
Net settlement of foreign exchange contracts	5	(46)	(60)	(33)
Cash (used by) from investing activities	(335)	47	(763)	72

Financing Activities
Distribution to unitholders	(67)	(30)	(222)	(117)
Corporate borrowings (repayments)	(312)	1	(18)	18
Subsidiary borrowings	27	18	135	—
Issuance of units	657	5	657	5
Subsidiary distributions to non-controlling interest	(12)	(9)	(142)	(9)
Cash from (used by) financing activities	293	(15)	410	(103)

Cash and cash equivalents
Change during the year	(4)	83	(1)	47
Balance, beginning of period	157	71	154	107
Balance, end of period	$153	$154	$153	$154